Exhibit (13)(b) Form of Expense Limitation Agreement

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (this “Agreement”) is by and between CCM Partners, LLP, dba Shelton Capital Management (the “Advisor”) and SCM Trust (the “Trust”), on behalf of each series of the Trust (each, a “Fund,” and, collectively, the “Funds”).

RECITALS

WHEREAS, the Trust is an open-end management investment company organized under the laws of the State of Massachusetts and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company;

WHEREAS, the Advisor is a California Limited Partnership registered as an investment advisor under the Investment Advisers Act of 1940, as amended;

WHEREAS, the Trust and the Advisor have entered into an investment advisory agreement to become effective upon consummation of the Reorganization of each Fund (the “Advisory Agreement”) pursuant to which the Advisor provides investment management services to each Fund for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Funds below the levels to which the Funds might otherwise be subject.

NOW THEREFORE, in consideration of the promises and mutual covenants herein, the parties hereto agree as follows:

The Advisor has contractually agreed to waive a portion or all of its management fees and pay Shelton BDC Income Fund and the Shelton Real Estate Income Fund expenses (excluding acquired fund fees and expenses, distribution and service 12b-1 fees, interest, taxes, brokerage commissions, expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses not incurred in the ordinary course of such Fund’s business) in order to limit the ‘‘Other Expenses’’ to 0.35% of average daily net assets of the Fund’s shares. The Expense Reimbursement will remain in effect for at least one year after the effective date of the Advisory Agreement, and may be terminated before that only by the Board of Trustees of the SCM Trust. The Advisor may recover any previously waived fees and paid expenses from the Fund pursuant to this agreement for three years from the date they were waived or paid. The Advisor’s ability to recover any previously waived fees and paid expenses is subject to the Expense Reimbursement as in effect at the time such fees were waived or expenses were paid.

The Advisor has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of each Fund to the extent necessary to ensure that the total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund” fees and expenses, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed 1.42% (on an annual basis) of average daily net assets of the Shelton Tactical Credit Fund; and to ensure that the total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund” fees and expenses, dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed 0.99% (on an annual basis) of average daily net assets of the Shelton International Select Equity Fund.

The Expense Limitation will remain in place for a one year from the effective date of the Advisory Agreement, and may be terminated before that only by the Board of Trustees of the SCM Trust. The Advisor is entitled to recover, subject to approval by the Board of Trustees, such amounts reduced or reimbursed for a period of up to three (3) years from the year in which the Advisor reduced its compensation and/or assumed expenses for the Fund. The Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits described above or any lesser limits in effect at the time of reimbursement. No recoupment will occur unless the Fund’s expenses are below the Expense Limitation amount that was in effect at the time of the Expense Limitation amount.

The Administrator of the fund shall accrual expenses on a daily basis based on its reasonable estimate of what the annual operating expenses of the funds will be. On a monthly basis, the Administrator will calculate the advisory fees due to the Advisor based on its contractual fee schedule. To the extent the expenses accruals exceed the expense limitation for a Fund, the Administrator will reduce the payment made to the Advisor by the same amount of excess expenses. In the event the reimbursement exceeds the level of management fees payable to the Advisor, the Advisor will make payment to the Fund in the amount of the excess expense accrual. At the end of the fiscal year when the Administrator has a complete record of expenses incurred, the Administrator will calculate the actual expenses of the Fund. To the extent the Advisor has over-reimbursed the Fund under the terms of the expense limitation, the Advisor reimbursements may be returned to the Advisor, but only to the extent that the Advisor has over-paid in light of the actual expenses. Such reimbursement must not result in a payment to the Advisor that would result in the Advisor being paid more than the Advisor is due under the Advisory Agreement for that same fiscal year.

Limitation of Liability. The Advisor shall look only to the assets of a share class of a Fund for which it waived fees or remitted payments for reimbursement under this Agreement and for payment of any claim hereunder, and neither the Funds, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future shall be personally liable therefor.

Term and Termination of Agreement. This Agreement will become effective for one year from the effective date of the management agreement, and may be terminated before that date only by the Board of Trustees. This Agreement may be extended upon written consent of the Advisor. This Agreement shall terminate automatically upon the termination of the Advisory Agreement and may be terminated without penalty before the date set forth on Schedules.

Miscellaneous.

Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the state of Massachusetts, without reference to the conflict of laws principles thereof.

Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been part of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SCM TRUST

By:
Name:	Teresa Axelson
Title:	Chief Compliance Officer

SHELTON CAPITAL MANAGEMENT

By:
Name:	Steve Rogers
Title:	Chief Executive Officer